SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                           ERNEST HOREJSI TRUST NO. 1B
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 442-2156
                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

    Transaction Valuation*                         Amount of Filing Fee**
 ____________________________                    ___________________________
        $36,299,250                                        $4,599.12

------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No.
     1B).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid: $                     Filing Party:

Form or Registration Number:                  Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 64126D106
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)     WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      South Dakota

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         463,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    463,200
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     463,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)                 10.12%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)     OO

CUSIP No. 64126D106
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)    WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization         South Dakota

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         4,900
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    4,900
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person        4,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)         0.11%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)     OO

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "Lola Trust"), and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "Ernest Trust" and, together with the Lola Trust, the "Trusts"), to purchase up to 1,825,000 issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated September 10, 2004, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Trusts.

     The information set forth in the Offer to Purchase, including Schedules I and II thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. Defined terms used but not otherwise defined herein have the meanings given to them in the Offer to Purchase.

Item 3.    Identity and Background of Filing Persons.

     None of the Trusts or, to the best knowledge of the Trusts, Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on Schedule I to the Offer to Purchase have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, none of the Trusts or, to the best knowledge of the Trusts, Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on
Schedule I to the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws. Mr. Horejsi, Ms. Ciciora, Mr. Dunlap and each person listed on Schedule I to the Offer to Purchase are all citizens of the United States.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Trusts, or, to the best knowledge of the Trusts, Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on Schedule I to the Offer to Purchase, on the one hand, and NRL or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 8. Interest in Securities of the Subject Company.

     Except as described in the Offer to Purchase, none of the Trusts or, to the best knowledge of the Trusts, Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Trusts or Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on Schedule I to the Offer to Purchase, beneficially owns any equity security of NRL; and except as described in the Offer to Purchase, none of the Trusts or, to the best knowledge of the Trusts, Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Trusts or Badlands, Mr. Horesji, Ms. Ciciora, Mr. Dunlap or any of the persons listed on Schedule I to the Offer to Purchase, has effected any transaction in any equity security of NRL during the past 60 days.

Item 10.    Financial Statements.

     Financial information regarding the Trusts is set forth on the pages numbered F-1 to F-6 of this Schedule TO. Item 12. Exhibits.

     (a)  (1)  Offer to Purchase, dated September 10, 2004

          (2)  Letter of Transmittal.

          (3)  Notice of Guaranteed Delivery.

          (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

          (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.

(b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Ernest Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated in this Schedule TO by reference to the Schedule 13D filed by the Trusts and Stuart Horejsi on September 2, 2004.

(d)  Not Applicable

(g)  Not Applicable

(h)  Not Applicable


Item 13. Information Required by Schedule 13E-3.

      Not applicable.



                             LOLA BROWN TRUST NO. 1B
                              Financial Statements

                 Profit and Loss Statement (unaudited) (dollars)
                 Seven months ended July 31,

                                          ------------- --- ----------------
                                              2004               2003

      Income
          Capital Gains                     46,630,279             $-26,052
          Dividend Income                        7,421                5,582
          Interest Income                      536,068              509,100
          Other                                 42,004               12,962
                                          -------------     ----------------
      Total Income                          47,215,772              501,592
      Expense
          Interest Expense                     484,208              937,206
          Tax                                3,040,306            1,601,025
          Other                                 87,848               89,685
                                          -------------     ----------------
      Total Expense                          3,612,362            2,627,916
                                          -------------     ----------------
Net Income                                  43,603,410           -2,126,324
                                          =============     ================



                                          Balance Sheet (unaudited) (dollars)
                                          as of July 31,

                                          ------------- --- ----------------------------------------
                                              2004                           2003
                                          -------------     ----------------------------------------
ASSETS
      Current Assets
           Cash                             48,020,955                                   57,287,439
           Other Current Assets              7,937,106                                   10,727,974
                                          -------------     ----------------------------------------
      Total Current Assets                  55,958,061                                   68,015,413
      Fixed Assets                             178,781                                      177,733
      Other Assets                         440,221,183                                  406,782,518
                                          -------------     ----------------------------------------
TOTAL ASSETS                               496,358,025                                  474,975,664
                                          =============     ========================================
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities              43,230,035                                  112,342,026
      Total Liabilities                     43,230,035                                  112,342,026
                                          -------------     ----------------------------------------
      Equity                               453,127,991                                  362,633,638
                                          -------------     ----------------------------------------
TOTAL LIABILITIES & EQUITY                 496,358,025                                  474,975,664
                                          =============     ========================================



                             LOLA BROWN TRUST NO. 1B
                              Financial Statements

                 Profit and Loss Statement (unaudited) (dollars)
                 Year ended December 31,

                                          ---------------- --- --------------
                                               2003                2002
                                          ----------------     --------------
      Income
          Capital Gains                         4,932,718            256,793
          Dividend Income                       7,072,025          7,653,586
          Interest Income                         916,980          1,490,834
          Other                                     7,721             27,880
                                          ----------------     --------------
      Total Income                             12,929,445          9,429,093
      Expense
          Interest Expense                      1,605,920          2,149,285
          Tax                                   1,602,652            200,594
          Other                                   115,958            767,693
                                          ----------------     --------------
      Total Expense                             3,324,530          3,117,572
                                          ----------------     --------------
Net Income                                      9,604,914          6,311,521
                                          ================     ==============



                                          Balance Sheet (unaudited)
                                          (dollars)
                                          as of December 31,

                                          ---------------- -- ---------------
                                               2003                2002
                                          ----------------    ---------------
ASSETS
      Current Assets
           Cash                                50,116,230         44,928,668
           Other Current Assets                 9,227,025         11,626,200
                                          ----------------    ---------------
      Total Current Assets                     59,343,255         56,554,868
      Fixed Assets                                178,781            408,827
      Other Assets                            469,038,295        400,774,133
                                          ----------------    ---------------
TOTAL ASSETS                                  528,560,332        457,737,829
                                          ================    ===============
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                 90,963,079         94,780,094
                                          ----------------    ---------------
      Total Liabilities                        90,963,079         94,780,094
      Equity                                  437,597,253        362,957,735
                                          ----------------    ---------------
TOTAL LIABILITIES & EQUITY                    528,560,332        457,737,829
                                          ================    ===============



                             LOLA BROWN TRUST NO. 1B
                              Financial Statements

Ratio of Earnings to Fixed Charges
(unaudited) (dollars other than ratio)
                                                                   As of:
                                        July 31, 2004            December 31, 2003        December 31, 2002

     Net Income                             43,603,410.20             9,604,914.27             6,311,520.66
     Interest expense                          484,207.99             1,605,920.24             2,149,285.21
Earnings to fixed charges                           91.05                     6.98                     3.94



                           ERNEST HOREJSI TRUST NO. 1B
                              Financial Statements

                      Profit and Loss Statement (unaudited)
                      Seven months ended July 31,

                                              -----------------    -----------------
                                                    2004                 2003
                                              -----------------    -----------------

          Income
              Capital Gains                             36,536                  895
              Dividend Income                              645              162,250
              Interest Income                                4                  198
              Other                                          0             -574,724
                                              -----------------    -----------------
          Total Income                                  37,186             -411,382
          Expense
              Interest Expense                         682,345              601,116
              Tax                                      534,554              653,368
              Other                                     63,053               76,022
                                              -----------------    -----------------
          Total Expense                              1,279,951            1,330,506
                                              -----------------    -----------------
      Net Ordinary Income                           -1,242,765           -1,741,888
                                              -----------------    -----------------
Net Income                                          -1,242,765           -1,741,888
                                              =================    =================


                                             Balance Sheet (unaudited)
                                             (dollar)
                                             as of July 31,

                                             ------------------ -- -----------------
                                                   2004                  2003
                                             ------------------    -----------------

ASSETS
      Current Assets
           Cash                                    -39,005,025          -38,521,952
           Other Current Assets                            175                   30
                                             ------------------    -----------------
      Total Current Assets                         -39,004,850          -38,521,922
      Fixed Assets                                  10,223,030           10,028,876
      Other Assets                                 148,701,639          120,094,715
                                             ------------------    -----------------
TOTAL ASSETS                                       119,919,819           91,601,669
                                             ==================    =================
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                      21,934,425           23,636,628
           Long Term Liabilities                     2,113,421            2,241,436
                                             ------------------    -----------------
      Total Liabilities                             24,047,846           25,878,064
      Equity                                        95,871,973           65,723,604
                                             ------------------    -----------------
TOTAL LIABILITIES & EQUITY                         119,919,819           91,601,669
                                             ==================    =================



                           ERNEST HOREJSI TRUST NO. 1B
                              Financial Statements

                                              Profit and Loss Statement (unaudited) (dollars)
                                              Year ended December 31,

                                              ------------------ --- ------------------
                                                    2003                   2002
                                              ------------------     ------------------

          Income
              Capital Gains                           4,714,617              5,186,675
              Dividend Income                           504,553                670,811
              Interest Income                               199                    186
              Other                                     779,858                -34,887
                                              ------------------     ------------------
          Total Income                                5,999,226              5,822,785
          Expense
              Interest Expense                        1,127,255              1,383,124
              Tax                                       758,086                454,867
              Other                                     126,441                516,226
                                              ------------------     ------------------
          Total Expense                               2,011,782              2,354,217
                                              ------------------     ------------------
      Net Ordinary Income                             3,987,444              3,468,568
                                              ------------------     ------------------
Net Income                                            3,987,444              3,468,568
                                              ==================     ==================


                                             Balance Sheet (unaudited) (dollars)
                                             As of December 31,

                                             ------------------- --- ------------------
                                                    2003                   2002
                                             -------------------     ------------------
ASSETS
      Current Assets
           Cash                                     -39,249,378            -22,401,106
           Other Current Assets                           2,239                      0
                                             -------------------     ------------------
      Total Current Assets                          -39,247,139            -22,401,106
      Fixed Assets                                   10,033,716             10,041,936
      Other Assets                                  141,444,635            106,008,608
                                             -------------------     ------------------
TOTAL ASSETS                                        112,231,212             93,649,437
                                             ===================     ==================
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                       18,087,236             29,092,241
           Long Term Liabilities                      2,231,436              2,359,451
                                             -------------------     ------------------
      Total Liabilities                              20,318,672             31,451,692
      Equity                                         91,912,540             62,197,745
                                             -------------------     ------------------
TOTAL LIABILITIES & EQUITY                          112,231,212             93,649,437
                                             ===================     ==================



                           ERNEST HOREJSI TRUST NO. 1B
                              Financial Statements

Ratio of Earnings to Fixed Charges
(unaudited) (dollars except ratio)
                                                                   As of:
                                        July 31, 2004            December 31, 2003        December 31, 2002

     Net Income                             -1,242,765.40             3,987,444.22             3,468,568.29
     Interest expense                          682,344.57             1,127,254.74             1,383,123.99
Earnings to fixed charges                           -0.82                     4.54                     3.51


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2004

                                         Lola Brown Trust No. 1B
                                         Ernest Horejsi Trust No. 1B

                                                 /s/ Stephen C. Miller
                                         By: _______________________________

                                         Name: Steven C. Miller
                                         Title: Vice President of Badlands Trust
                                         Company, trustee of the Lola Brown
                                         Trust No. 1B and the Ernest Horejsi
                                         Trust No. 1B

                                  EXHIBIT INDEX

     Exhibit   Description

          (a)  (1) Offer to Purchase, dated September 10, 2004

               (2)  Letter of Transmittal

               (3)  Notice of Guaranteed Delivery

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

               (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.

          (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Ernest Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated in this Schedule TO by reference to the Schedule 13D filed by the Trusts and Stewart Horejsi on September 2, 2004.


          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable